Exhibit 99.13

ZenaTech Reports Annualized Revenue Run Rate of Approximately CAD $33 Million Based on First Quarter 2026 Revenue

Derived from first quarter results of CAD $8.3M multiplied by four, it reflects completed DaaS acquisitions contribution and continued drone workflow integration across the company’s portfolio

Vancouver, British Columbia, (June 30, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today reports that its 2026 annualized revenue run rate is approximately CAD $33 million. This is based on a simple annualized calculation of first quarter 2026 results (the three months ended March 31, 2026) of CAD $8.3 million multiplied by four.

“Our first quarter revenue reflects the strength of our DaaS model and the contribution of the acquisitions we have been in the process of integrating over the past year,” said Shaun Passley, Ph.D., ZenaTech CEO. “Annualizing the quarter puts us at roughly CAD $33 million, and we view that as a baseline rather than a ceiling. We have completed several acquisitions during the period, which will contribute a full twelve months of revenue for the first time later in the year.  Our DaaS acquisition pipeline remains active, and our recently disclosed Partnership Acquisition Program is progressing with the kind of founder-led, profitable companies we want on the platform.”

The annualized revenue run rate is derived by multiplying first-quarter 2026 revenue by four, and is for illustrative purposes only. It is intended to demonstrate the current revenue scale of the Company's operations following the completion of its DaaS acquisitions. It should not be interpreted as management's financial guidance or forecast for fiscal 2026.

ZenaTech’s primary revenue engine remains the DaaS segment, through which the Company acquires operationally mature but under-digitized service businesses and integrates its ZenaDrone proprietary drone platforms and AI analytics into their workflows. The Company continues to target land survey and geospatial mapping, infrastructure and asset inspection, and exterior building cleaning businesses — sectors where drone-enabled service delivery can provide an immediate productivity advantage. As drone utilization deepens within each portfolio company, ZenaTech anticipates revenue expansion through capacity growth, contract upsell, new drone-derived data product lines, and improved operating margins.

Several acquisitions completed during fiscal 2025 and the first half of fiscal 2026 contributed only partial-year revenue in the periods they closed. These businesses are expected to contribute a full twelve-month revenue run rate for the first time during the balance of fiscal 2026.

In May 2026, ZenaTech announced a Partnership Acquisition Program, through which the Company is pursuing acquisitions of established, founder-led, profitable businesses in four core verticals: defense technology and unmanned systems, enterprise SaaS and productivity software, AI infrastructure and applied AI, and specialty manufacturing and supply chain. The Company has entered into non-binding letters of intent and term sheets as discussions progress toward potential definitive agreements.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Aqua, IQ Sphere, IQ Nano, and counter UAS interceptor drones; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.